April 5, 2007

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler, Assistant Director

Ms. Mary K. Fraser, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simcere Pharmaceutical Group
Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-141539)

Dear Mr. Riedler and Ms. Fraser:

On behalf of our client, Simcere Pharmaceutical Group, a company organized under the laws of the Cayman Islands (the “Company”), we are enclosing ten (10) courtesy copies of Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form F-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) today. The Amendment has been marked to show changes to the Company’s Registration Statement filed with the Commission on March 23, 2007.

On behalf of the Company, we wish to thank you and the other members of the Commission (the “Staff”) for your prompt response to the Company’s request for comments. The Company wishes to advise the Staff that it will be printing the preliminary prospectus based on the Amendment and that it expects to commence its road show on April 9, 2007. Subject to market conditions, the Company currently expects to price the offering on or about April 19, 2007.

Set forth below are the Company’s responses to the comments contained in the Staff’s comment letter dated March 30, 2007. The Company has revised the Registration Statement to comply with the comments. In addition to the amendments made in response to the Staff’s comments, the Company has revised the Registration Statement to (i) include the estimated offering price range, the number of the securities to be offered in the offering and other related disclosure and (ii) reflect developments since March 23, 2007. The Staff’s comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to indicate the location in the Amendment where the language addressing a particular comment appears.

Risk Factors – page 12

We face intense competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance for our future products. Our competitors may develop or commercialize products before or more successfully that us. – page 27

1.	Please further revise the risk factor to disclose, as we previously requested, what your share of the market is for each of your principal products, as well as the share held by the most significant competitors for your major products. The risk factor now identifies your most significant competitors and the market shares some of your competitors hold, but without the information about your market share, it will not be meaningful to a potential investor.

The Company has revised the referenced risk factor on page 28 in response to the Staff’s comment.

Selected Consolidated Financial Data

Recent Developments, page 54

2.	You project a significant increase in revenues, income from operations and net income for the quarterly period ending March 31, 2007 as compared to your pro forma operating results for 2006. However, you do not describe or quantify the key assumptions used in this projection or how they were developed. Please provide an expanded discussion and quantification of these key assumptions, including related economic indicators, industry trends, changes in operations since January 1, 2007 and significant factors considered in “assessing operating conditions prevailing in March 2007.” Describe and quantify the sensitivity of projected operating results to reasonably likely changes in key assumptions.

The Company has revised the referenced disclosure on page 54. The Company advises the Staff that the Company has replaced the projections with estimated revenues, income from operations and net income for the quarter ended March 31, 2007 based on its management accounts, subject to the completion of its normal quarter-end closing procedures. Accordingly, the Company believes that a description of the key assumptions underlying the projections and the inclusion of the other related disclosure are no longer required.

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If you have any questions regarding the Registration Statement, please do not hesitate to contact me at (852) 2514-7630 (work) or (852) 9032-1314 (cell) or Shuang Zhao at (852) 2514-7602 (work) or (852) 9408-6584 (cell).

Questions pertaining to accounting matters may also be directed to the Audit Engagement Partner, David Kong at (852) 2978-8266 (work) of KPMG, Hong Kong, the independent public accounting firm of the Company, or the Foreign Filing Review Partner, Kenneth Bunce at (852) 2826-8050 (work), of KPMG USCMG Ltd.

Very truly yours,

Leiming Chen

Enclosures

cc:	Mr. Jinsheng Ren, Chairman and Chief Executive Officer
Mr. Frank Zhigang Zhao, Chief Financial Officer
Simcere Pharmaceutical Group

Shuang Zhao
Simpson Thacher & Bartlett LLP

Alan Seem
Shearman & Sterling LLP

David Kong, Partner
KPMG, Hong Kong

Kenneth Bunce, Partner
KPMG USCMG Ltd.

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